   SCOTT F. FROST
   Vice President, Chief Financial Officer and Treasurer

                                                                                                 April 1, 2010

Filed via EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance; Mail Stop 3561
Washington, D.C. 20549

RE: Weis Markets, Inc.
        Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008, Filed March 12, 2009
        Definitive Proxy Statement on Schedule 14A, Filed March 12, 2009
        Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009, Filed May 7, 2009
        Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009, Filed August 6, 2009 and Amended August 14, 2009
        Quarterly Report on Form 10-Q for Fiscal Period Ended September 26, 2009, Filed November 5, 2009
        File No. 001-05039

Dear Mr. Owings:

          We reviewed your letter dated March 9, 2010, regarding the above referenced Weis Markets, Inc. (the "Company") filings and have addressed your comment in this response letter. We respectfully request to correct the comment in future filings as indicated in our prior conversation on January 4, 2010.

In connection with our responses to your comments, we acknowledge that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A

Executive Compensation – Compensation Discussion and Analysis

Non-Equity Incentive Plan

  SEC Comment: We note your response to comment one of our letter dated February 18, 2010. Please explain how you arrived at the 97% you reference towards the end of your response, where you state that the "Named Officers earn 97% of their total bonus potential in 2009." We understand that total company sales exceeded budget at just above the threshold level, resulting in an award computed at just above 25% of the sales incentive award, and total company operating profit exceeded budget at just below the maximum level, resulting in an award computed at just below 150% of the operating profit incentive award. Please clarify how achievement at these percentages ultimately results in payout at 97% of the total bonus potential.

  SEC Comment: Please also explain how you arrived at the amount of compensation that was ultimately paid to your named executive officers based upon achievement at the levels you disclose. Specifically, we note your indication that the Chairman, Vice Chairman, CEO, SVP and CFO can earn a specified percentage of their base salary, however, it is not clear how you arrived at the final percentage of base salary that was paid out based upon achievement of the two targets you disclose. If, as an example only, the Chairman was compensated at 97% of the maximum amount he could earn, or 130% of his salary, please state this.

  Company Response:
  In future filings, we will change the disclosure to the following:

  Non-Equity Incentive Plan: The Company's executive compensation program includes an annual non-equity incentive plan designed to reward certain key employees, including the Named Officers, for meeting specific financial objectives. The Compensation Committee administers the non-equity incentive plan for management to provide the short-term incentive compensation element of the executive compensation program. This short-term incentive is a cash-based performance incentive program designed to motivate and reward key employees for their contributions to factors and business goals that the Company believes drive its earnings and create shareholder value. Incentive payout targets are established by job level within the Company as a percentage of base salary, and actual payouts are based on achievement of budgeted sales and operating profit targets as approved by the Board annually. Prior to implementation of this non-equity incentive plan in 2002, the Compensation Committee hired an independent compensation consulting firm to provide guidance on the basic plan structure. In 2009, consultants were utilized to evaluate the competiveness of the current non-equity incentive plan as compared to the market place and recommended changes, of which the Board approved. Actual non-equity incentive plan compensation amounts earned by the Named Officers are reflected in the "Summary Compensation Table" for the year earned. The amounts which each Named Officer could have earned for 2009 based on performance at the threshold, target and maximum levels are shown in the "Grants of Plan-Based Awards" table below.

    The Chairman, Vice Chairman, CEO and SVP can earn up to 130%, 104%, 104% and 52%, respectively, of their base salary in the non-equity incentive plan. The CFO can earn up to 52% of the base salary, from the date of appointment as CFO through the end of the fiscal year, and he can earn 26% of the base salary related to the previous position held, as Controller, in the non-equity incentive plan. The incentive targets for the Chairman, Vice Chairman, CEO and SVP are 100%, 80%, 80% and 40%, respectively, of their base salary. The CFO's incentive target is 40% of the base salary, from the date of appointment as CFO through the end of the fiscal year, and is 20% of the base salary related to the previous position held, as Controller. For fiscal 2009, 40% of the incentive award was based upon achievement of the budgeted total company sales and 60% of the incentive award was based upon achievement of the budgeted total company operating profit for the Named Officers. Company operating profit was defined as the U.S. GAAP "Operating Income", less the effect of the acquisition made in fiscal 2009. Threshold and target hurdles were established for the budgeted sales category, which allowed each Named Officer to earn 25% and 100%, respectively, of his total incentive award for achieving the specified results within the sales category. Threshold, target and maximum hurdles were established for the operating profit category, which allowed each Named Officer to earn 25%, 100% and 150%, respectively, of his total incentive award for achieving the specified results within the operating profit category. The operating profit category target hurdle must be met before the sales category incentive award is earned under the plan. For achieving 97% through 100% of the budgeted sales target, the Named Officers can earn 25% to 100% of the sales incentive award. For achieving 97% through 118% of the budgeted operating profit, the Named Officers can earn 25% to 150% of the operating profit incentive award. The threshold and target hurdles for sales in fiscal 2009 were equal to a sales result of $2.4 billion and $2.5 billion, respectively. The threshold, target and maximum hurdles for the operating profit in fiscal 2009 were equal to an operating profit result of $67.9 million, $70.0 million and $82.6 million, respectively. The Company achieved 97.9% of the total budgeted sales, earning the Named Officers 10% of their incentive targets (40% Sales multiplied by 25% Achieved), and 117.9% of total budgeted operating profit, earning the Named Officers 87% of their incentive targets (60% Profit multiplied by 145% Achieved). The Named Officers earned 97.0% of their total incentive targets in 2009 (10% Sales plus 87% Profit) based upon total company performance which matched the 97.0% of their total incentive targets earned in 2008.

      If you have any further comments, questions or suggestions, please do not hesitate to call or write directly to me. My telephone number is (570) 286-3205 and my e-mail address is sfrost@weismarkets.com.

                                                                                                 Sincerely,

                                                                                                 Scott F. Frost
                                                                                                 Vice President, Chief Financial Officer
                                                                                                          and Treasurer

WEIS MARKETS, INC.
1000 SOUTH SECOND STREET ● P.O. BOX 471 ● SUNBURY, PA 17801-0471 ● (570) 286-4571